This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

October 10, 2006

Item 3.

Press Release

Issued on October 10, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. is pleased to announce it has received drilling permits from the Wyoming Department of Environmental Quality and will begin its initial drilling program on Elkhorn Uranium Project in Wyoming, USA on October 18th.  The initial program will include 8-10 holes and 1500m - 2000m of drilling.  The Elkhorn Project contains 7100 acres of mineral rights, and is one of nine uranium projects that the Company is exploring in Wyoming and South Dakota.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 10th day of October 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, October 10, 2006

Contact:

Investor Relations

(No.2006-10-26)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Drilling Program at Elkhorn Project, Wyoming

Vancouver, British Columbia – October 10, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has received drilling permits from the Wyoming Department of Environmental Quality and will begin its initial drilling program on Elkhorn Uranium Project in Wyoming, USA on October 18th.  The initial program will include 8-10 holes and 1500m - 2000m of drilling.  The Elkhorn Project contains 7100 acres of mineral rights, and is one of nine uranium projects that the Company is exploring in Wyoming and South Dakota.

Uranium mineralization at Elkhorn occurs along a northeast trending stratigraphic zone that extends over 12 miles.  Uranium mineralization has been identified in three specific areas along the trend.  Drilling will test uranium mineralization in the central portion of this trend, where uranium was mined at the historic Bussfield Mine.  The central area contains the Bussfield and Vickers Mines, and two other historic mines, that lie within an area of extensive historic drilling extending 3 miles N-S and ½-1  mile east-west.  The Company has compiled the historic drilling data and is now in the process of producing a deposit model based on the historic drill results.  The Company has contracted SRK Consulting to complete a NI 43-101 assessment on the projects and the historic mineral resource.  The Company is targeting sediment-hosted “roll-front” style mineralization that may be amenable to in-situ leach extraction technology.

Three uranium mines are in production in this region, which employ “in-situ leach” (ISL) recovery processes to recover similar uranium mineralization.  Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.  Wyoming has been the leading producer of uranium in the US since 1995 and Wyoming also contains the largest uranium reserves in the US.  Since 1991, all uranium production in Wyoming has been from low-cost, ISL extraction.  Two ISL mining operations in Wyoming are now producing uranium at Cameco’s Highland/Morton Ranch and Smith Ranch Operations.  The presence of modern, production facilities currently operating in Wyoming, confirms that Wyoming is an excellent location for the discovery and development of new deposits.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., V.P.-Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from grassroots to resource definition.  The Company is exploring two projects in the

Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan and the Canyon Coin project, on the north side of the Athabasca Basin.  The Company has three properties in southwest Nevada which are being examined, and the Company has acquired Prospecting Permits covering 80,000 km2 in Mali, West Africa, in addition to the six projects in Wyoming and three projects in South Dakota.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic exploration company drilling records obtained both privately and from the University of Utah Library.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.